Filed pursuant to Rule 433
Registration File No. 333-297168
Free Writing Prospectus
Robinhood Ventures Fund 2 Social
Channels:
•RobinhoodApp on X, IG, FB with option to reshare Shiv or Sarah’s LinkedIn post
•Vlad, Shiv and Sarah’s X with option to quote tweet and post on LinkedIn
Post Date: 8/3/26 @ 12 ET
RobinhoodApp Post Copy:
Tweet 1: The Robinhood Ventures Fund II order book is now open.
Get expanded access to promising private companies in their earliest stages. Sign up to request shares before the order book closes on 8/12: https://robinhood.com/us/en/ventures/rvii
Tweet 2: Watch the Robinhood Ventures Fund II roadshow to learn more: [link to the X or YT version of the roadshow video]
https://rbnhd.co/RVII-433disclosure and bit.ly/RHVFundII-Prospectus

Vlad’s X

Tweet 1: One of the best parts of being in Silicon Valley is meeting founders who are building what comes next.
The Robinhood Ventures team works hard to find compelling companies early and bring those opportunities to investors.
The Robinhood Ventures Fund II order book is now open:
https://robinhood.com/us/en/ventures/rvii
Tweet 2: [Link to the X or YT version of the roadshow video] https://rbnhd.co/RVII-433disclosure and bit.ly/RHVFundII-Prospectus
Shiv’s X:
Tweet 1: For a long time, investing in early stage private companies has been out of reach for most people.
Robinhood Ventures Fund II is helping change that by giving everyday investors access to companies at the beginning of their stories.

The order book is now open. Sign up to request shares: https://robinhood.com/us/en/ventures/rvii
Tweet 2: [Link to the X or YT version of the roadshow video] https://rbnhd.co/RVII-433disclosure and bit.ly/RHVFundII-Prospectus
Shiv’s LinkedIn:
For a long time, investing in early stage private companies has been out of reach for most people.
Robinhood Ventures Fund II is helping change that by giving everyday investors access to companies at the beginning of their stories.
The order book is now open. Sign up to request shares:
https://robinhood.com/us/en/ventures/rvii
First comment: [Link to the X or YT version of the roadshow video] https://rbnhd.co/RVII-433disclosure and bit.ly/RHVFundII-Prospectus
Sarah’s X
Tweet 1: Some of the most promising companies are still in the earliest chapters of their growth. With Robinhood Ventures Fund II, we’re working to bring everyday investors closer to those opportunities and the founders building what comes next.
The Robinhood Ventures Fund II order book is now open. Sign up to request shares: https://robinhood.com/us/en/ventures/rvii
Tweet 2: [Link to the X or YT version of the roadshow video] https://rbnhd.co/RVII-433disclosure and bit.ly/RHVFundII-Prospectus
Sarah’s LinkedIn:
Some of the most promising companies are still in the earliest chapters of their growth. With Robinhood Ventures Fund II, we’re working to bring everyday investors closer to those opportunities and the founders building what comes next.
The Robinhood Ventures Fund II order book is now open. Sign up to request shares: https://robinhood.com/us/en/ventures/rvii
First comment: [Link to the X or YT version of the roadshow video] https://rbnhd.co/RVII-433disclosure and bit.ly/RHVFundII-Prospectus
Handles:
•Rich Aberman’s X
•LinkedIn

Rich’s X + LinkedIn:
I’ve spent my career investing in companies at the beginning of their stories. Historically, most investors haven’t had access to that stage. Robinhood Ventures Fund II is helping change that.
The order book is now open. Sign up to request shares:
https://robinhood.com/us/en/ventures/rvii
Watch the RVII roadshow: [LINK]
Disclosures: https://rbnhd.co/RVII-433disclosure
Prospectus: http://bit.ly/RHVFundII-Prospectus

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Robinhood Ventures Fund II

433 Disclosure

Disclosure

Robinhood Ventures Fund II ("RVII" or the "Fund") has filed a registration statement (including a preliminary prospectus) on Form N-2 (File No. 333-297168) with the Securities and Exchange Commission (the "SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents RVII has filed with the SEC for more complete information about RVII and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus may be obtained by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or email: prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146); Wells Fargo Securities, 90 South 7th Street, 5th Floor, Minneapolis, MN 55402, at 800-645-3751 (option #5) or email a request to WFScustomerservice@wellsfargo.com; or UBS Securities LLC, Attention: Equity Syndicate, 11 Madison Avenue, New York, NY 10010, by telephone at (888) 827-7275, or by email at ol-prospectus-request@ubs.com. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of RVII before investing. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

An investment in the Fund is speculative and involves a high degree of risk with substantial risk of loss. See the prospectus here.

Robinhood Ventures is the investment adviser for RVII. Robinhood Ventures is the dba name for Robinhood Ventures DE, LLC ("RHV" or "Adviser"). RHV is a wholly owned subsidiary of Robinhood Markets, Inc.

RVII is a newly organized, externally-managed and diversified closed-end fund that has elected to be regulated as a business development company (BDC) under the Investment Company Act of 1940, as amended, investing in a diversified portfolio of early-stage and growth-stage private "Promising Companies." This investment strategy entails limited information, illiquidity, valuation uncertainty, and risk of loss; shares and the value of the Fund's Net Assets may be volatile and shares may trade at a discount or premium, and exposures may be via illiquid private vehicles with capital calls and extra fees. The Fund may use leverage, has limited operating history, and does not anticipate that it will pay dividends on a quarterly basis or become a predictable distributor of dividends, all of which can reduce or delay returns. "Net Assets" means the total assets of the Fund minus the Fund's liabilities.

A "Promising Company" means an early-stage or a growth-stage private company that, in the Adviser's view, demonstrates significant growth potential based on the Adviser's evaluation of various factors that may include the experience and track record of the founding team, market size, industry trends, product differentiation, commercial traction, and business model. The RVII investment strategy focuses on Promising Companies that are current or previous participants in the Y Combinator startup accelerator program or companies with a founder or co-founder that has participated in the Y Combinator startup accelerator program. RVII may invest in other Promising Companies as well.

"Y Combinator" is a registered trademark of Y Combinator Management, LLC or its affiliates and is used by the Fund with permission. Y Combinator does not sponsor, endorse, or promote the Fund and has no responsibility for the management or performance of the Fund.

There can be no assurance that RVII's investment in the companies presented herein will be profitable. Past performance is no guarantee of future results. The portion of RVII's portfolio allocated to each company presented herein may fluctuate over time, and therefore the performance of each company may not bear materially on the performance of RVII. RVII holdings are subject to change.

Investing in early-stage private companies involves a high degree of risk and is not appropriate for all investors. Most early-stage companies fail, and investors could lose their entire investment. Because these companies are new and evaluated quickly, there is limited track record or information available before an investment is made, and any positive returns may take years to materialize, if they occur at all.

Closed-end funds, including BDCs, differ from open-end funds in that closed-end funds do not redeem their shares at the request of an investor. No shareholder has the right to require the Fund to redeem his, her or its shares. While the Fund's shares are expected to be listed on an exchange, an active public market for the shares may not develop. As a result, shareholders may not be able to liquidate their investment. Accordingly, Shareholders should consider that they may not have access to the funds they invest in the Fund for an indefinite period of time.

There is no assurance that the private companies in which the Fund invests will ever have a liquidity event.

All rights to the trademarks included herein, other than RVII's trademarks, belong to their respective owners and the use hereof does not imply any endorsement by the owners of these trademarks.

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All investments involve risks, including the loss of principal.

Initial Public Offerings (IPOs) can be speculative investments, and may not be appropriate for every investor.

Robinhood Ventures DE, LLC ("Robinhood Ventures" or "RHV") is an investment advisor and provides advisory services to Robinhood Ventures Fund II. Brokerage services are offered through Robinhood Financial LLC ("RHF"), member SIPC and a registered broker dealer.

RHF and RHV are separate, but affiliated companies. Robinhood and its affiliates generally earn more money from affiliated funds such as RVII than from unaffiliated funds.

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